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                            July 15, 2021

       Steve Daly
       Chief Executive Officer
       Instructure Intermediate Holdings I, Inc.
       6330 South 3000 East, Suite 700
       Salt Lake City, UT 84121

                                                        Re: Instructure
Intermediate Holdings I, Inc.
                                                            Amendment No. 1 to
Form S-1
                                                            Filed July 13, 2021
                                                            File No. 333-257473

       Dear Mr. Daly:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       The Offering, page 16

   1. Please disclose in the summary that Thoma Bravo will receive $38 million of the proceeds of the offering to
repay a portion of your outstanding borrowings under the Term Loan.
       Principal Stockholders, page 185

   2. Please disclose the natural persons who hold voting and/or investment power over the shares beneficially
owned by Thoma Bravo.
 Steve Daly
FirstName
Instructure LastNameSteve  Daly I, Inc.
            Intermediate Holdings
Comapany
July        NameInstructure Intermediate Holdings I, Inc.
     15, 2021
July 15,
Page  2 2021 Page 2
FirstName LastName
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Bradley C. Reed, P.C.